NATIONAL RETAIL FUND I

NATIONAL RETAIL FUND II

NATIONAL RETAIL FUND III

Gemini Fund Services, LLC

4020 S. 147th Street

Omaha, Nebraska 68137

August 20, 2008

Securities and Exchange Commission

Division of Investment Management

Attn: Dominic Minore, Esq.

100 F Street, N.E., Mail Stop 4720

Washington, DC  20549

RE:

National Retail Fund I

1933 Act File No. 333-150169

1940 Act File No. 811-22197

National Retail Fund II

1933 Act File No. 333-150170

1940 Act File No. 811-22198

National Retail Fund III

1933 Act File No. 333-150171

1940 Act File No. 811-22199  (each a “Fund” and collectively, the “Funds”)

Dear Sir:

Enclosed are the filing materials for the above-referenced Funds.  The enclosed pre-effective amendment #2 to the registration statement is filed on Form N-2 pursuant to the Securities Act of 1933 and the Investment Company Act of 1940.  This Registration Statement is being filed electronically.

We have reviewed the staff comments to the above registration statement and our responses are as follows.  All responses to the comments on National Retail Fund I’s registration statement on Form N-2 also apply to the registration statement for National Retail Fund II and National Retail Fund III.

Registration Statement Cover Page

1.

The box had been checked to indicate that the Fund’s securities are offered on a continuous basis in reliance on Rule 415 under the Securities Act of 1933.

2.

Since the Rule 415 box has been checked, the Rule 415 undertakings have been included in Part C.

Prospectus

Cover Page

3.

A footnote to the pricing table has been revised to clarify that proceeds to the Fund are net of estimated offering expenses.

4.

The first sentence in the paragraph after the table of contents has been revised to state that the investor should rely only on the information contained in this Prospectus.

Prospectus Summary

Overview – Investment Summary

5.

The last sentence of the section, “Use of Proceeds” has been revised to clarify that the Fund’s proceeds will be invested in consumer notes representing loans that the Adviser has determined to be prime borrowers and that the Adviser believes offer attractive yield.

6.

The disclosure has been revised to clarify that the Fund will invest at least 80% of its net assets in consumer notes.

7.

The disclosure has been revised to clarify that the Adviser deems the notes to be credit-worthy and of sound credit risk.

8.

The disclosure has been revised to clarify that the securities will be both newly issued, purchased directly from the originator and/or possess a meaningful payment history and purchased from a secondary market.

9.

The disclosure has been revised to clarify that due to the lapse of time between origination and purchase of a note by the Fund, the Adviser will not know the credit score of the borrower at the time of purchase of a note by the Fund.

10.

The disclosure has been revised to clarify that in the event that the Fund purchases securities from intermediaries that are asset backed security issuers, it will limit its purchases to issuers whose portfolios do not have delinquencies in excess of 6%, at the time of origination, of the total portfolio. Typically, the definition of delinquency is 30 days to 120 days past due. Anything beyond 120 days is considered to be in default.

11.

The disclosure has been revised to clarify that the historic spread between such consumer interest rates and the yields available to investors in short maturity investments provide an opportunity for the Fund to cover operating expenses.

12.

The disclosure has been revised to clarify that the Fund will notify shareholders at least 60 days in advance of any change in its investment policies that would enable the Fund to normally invest less than 80% of its assets in retail loans to consumers.

13.

The disclosure has been revised to clarify that there will be a maximum of 12 months between origination and purchase of individual loans from the issuers.

 Credit Scoring

14.

The disclosure has been revised to clarify that a credit score below 660 is considered either not good credit, or bad credit.

Interest Rates on Consumer Notes

15.

The disclosure has been revised to clarify that variable rate notes may generate increased rates of delinquencies or defaults, which could adversely affect the Fund.

Continuous Offering

16.

The disclosure has been revised to clarify that the Fund has designated the common shares of beneficial interest as “shares.”

Summary of Fund Expenses

17.

The disclosure has been revised to include reference to the 2.00% early repurchase fee in the fee table and expense example. In addition, all headings have been conformed to N-2.

18.

The disclosure has been revised in footnote 2 to include reference to the Fund’s indirect fees, specifically collection specialist fees.  Further, the contract(s) for servicing the notes is not considered a material contract for the Fund.

19.

The disclosure has been revised to clarify that the Fund has adopted a shareholder services plan and a distribution plan.

Investment Strategies

20.

The disclosure has been revised to clarify that the consumer notes in the Fund’s portfolio are typically the equivalent of below investment grade credit quality.

Principal Securities

Consumer Notes

21.

The consumer notes section has been moved to the beginning of the “Principal Securities” section.

22.

The disclosure has been revised to clarify that the Fund may engage one or more unaffiliated companies who specialize in collections or managing collection agencies to collect on a delinquent or in default loan.

Investing in Securities of Other Investment Companies

23.

The disclosure has been revised to clarify that the Fund may invest its assets in securities of other investment companies, including primarily the securities of money market funds, as an efficient means of seeking its investment objective and/or managing its uninvested cash and liquidity. In addition, the disclosure has been revised to clarify that pursuant to new SEC exemptive rules, the Fund may exceed the general 3, 5, and 10% limits.

Portfolio Transactions

24.

The disclosure has been revised to clarify that the purchase of notes from the originator or intermediary will be in accordance with the procedures established by the Fund’s Board of Trustees.

Collection Risk

25.

The disclosure has been revised to clarify that the typical range of collection fees is between 10% and 30%.  Further, there can be no assurance that the collection agencies will recover the full amount of the delinquency payments.  In some cases, the collection agencies will not be able to recover any portion of the delinquency payments.

Unrated and Junk Securities Risk

26.

The last sentence of the paragraph has been deleted to clarify the narrative under the section, “Unrated and Junk Securities Risk.”

Regulatory Risk

27.

The disclosure has been revised to include discussion of the mentioned federal laws and their impact on the Fund.  This discussion has been added to the Fund’s Statement of Additional Information.

Limited Operating History Risk

28.

The heading has been changed to “No Operating History.”

Limited Adviser Experience

29.

The heading has been changed to “No Relevant Adviser Experience.” The disclosure has been revised to clarify that the Fund’s Adviser has no experience operating a registered investment company with a substantially similar portfolio of assets.

Purchase and Redemption of Fund Shares

How to Buy Shares

30.

The references to redemption in the heading and first sentence under the section, have been changed to “periodic repurchase.”

31.

The Fund has an early redemption fee.   The fee table has been revised to reflect the disclosure in this section.

32.

The reference to redeem has been deleted from the first sentence of this section.

33.

The disclosure has been revised to clarify that “good order” means that you place your order with the Transfer Agent or its authorized designee and your payment (made in accordance with any of the methods set forth in the table) has been received and your application is complete, including all necessary electronic signatures and documentation.

Statement of Additional Information

Investment Limitations

34.

The Fund’s fundamental investment limitation on commodities has been broken out into a separate bullet point.

35.

The paragraph after the Fund’s fundamental limitations has been revised to clarify that the restrictions and other limitations will apply only at the time of purchase of securities and will not be considered violated unless an excess or deficiency occurs or exists immediately after and as a result of an acquisition of securities.

36.

The paragraph after the Fund’s fundamental limitations has been revised to clarify that if the Fund borrows, as a temporary measure for extraordinary or emergency purposes, 5% of the value of its total assets, it will not buy more securities.

37.

The disclosure has been revised to clarify that the Fund will create segregated accounts for each of these transactions used in connection with its use of financial options and futures, forward and spot currency contracts, swap transactions and other financial contracts or derivative instruments.

Information Regarding Portfolio Manager

38.

The disclosure in the “Principal Risks” section of the Prospectus has been revised to clarify that the Adviser’s ability to choose suitable investments has a significant impact on the Fund to achieve its investment objective.

Part C.

39.

The required signatures have been included on the signature page.

40.

The current executed contracts have been included in Part C.

41.

The legal opinions have been provided by Alston & Bird LLP and included in Part C.

42.

The audit consent to the seed financials will be filed by pre-effective amendment.

General

43.

The seed financials and balance sheet will be filed by pre-effective amendment.

44.

The disclosure on the cover page of the Prospectus has been revised to clarify that, at this time, investors must be residents of the United States.

Response Memo

The following are revised responses to the Staff’s May 15, 2008 comment memo:

Overview – Investment Strategy

#20 – The disclosure has been revised to clarify that the consumer notes will not be backed by obligations residing in foreign countries.

Summary of Fund Expenses

#28 – The disclosure has been revised to include a description of the early repurchase fee paid to the Fund.

#31 – The Fund does not intend to leverage in the first 12 months of operation, so the Fund’s disclosure will not be revised.

Investment Process

#38 –The disclosure has been revised to clarify that the servicing of the notes will not be an additional Fund expense.

Lower Rated, Fixed Income Securities

#47 - The disclosure has been revised to clarify that the Fund limits delinquent notes, at the time of purchase, to 6% of the total portfolio. The Fund will not purchase securities whose issuers are in default at the time of origination.

Investing in Securities of Other Investment Companies

#48 – The disclosure has been revised to clarify that the Fund may invest in money market funds as an efficient way of seeking its investment objective.

#49 – The disclosure has been revised to clarify that the Fund has no other affiliated funds.

Portfolio Transactions

# 51 – The disclosure has been revised to clarify that the loan originator and intermediaries will not be affiliates of the Fund or the Adviser.

Collection Risk

# 63 - The disclosure has been revised to clarify that to the Adviser’s knowledge, there is no current legislation that may impose limitations on the Fund or the Collection Specialists’ ability to collect on a delinquent or defaulted consumer note.

#67 – The disclosure has been revised to clarify that the Adviser is not aware of any current legislation that may impose limitations on the Fund or the Collection Specialists’ ability to collect on a delinquent or defaulted consumer note.

#71 – The response to the following comment has been revised as follows:

In your response letter, provide counsel's opinion on whether or not applicable state law prohibits any of the activities proposed by the Fund as described in its prospectus, including the sale of the Fund's shares which represent an interest a pool of consumer notes.

Based on counsel’s research and based on guidance from outside counsel that is knowledgeable of state law in which the trusts are organized; state law does not prohibit the activities proposed by the Fund as described in the Prospectus, including the sale of the Fund’s shares which represent an interest in a pool of consumer notes.

In connection with the review of this filing by staff of the Securities and Exchange Commission, the Fund acknowledges the staff’s view that:

•

the Fund is responsible for the adequacy and accuracy of the disclosure in the filings;

•

staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•

 the Fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions on the enclosed material, please contact me at (724) 772-1772.

Very truly yours,

/s/ Matthew S. Hardin

Matthew S. Hardin, Esquire

Enclosures